UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (AMENDMENT NO. 1)

                          IXC COMMUNICATIONS, INC.
                       -----------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
            ---------------------------------------------------
                       (Title of Class of Securities)

                                 450713102
                               --------------
                               (CUSIP Number)


                           Thomas E. Taylor, Esq.
                       General Counsel and Secretary
                            Cincinnati Bell Inc.
                           201 East Fourth Street
                        Cincinnati, Ohio 45201-2301
                               (513) 397-1504
           ----------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              AUGUST 16, 1999
                          -----------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other copies to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  450713102



     1.  Name of Reporting Person:                        Cincinnati Bell Inc.

          S.S. or I.R.S. Identification No. of Above            31-1056105
          Person:

      2.  Check the appropriate Box if a Member of               (a)  [  ]
          a Group
                                                                 (b)  [X]
      3.  SEC Use Only

      4.  Source of Funds:                                            00

      5.  Check Box if Disclosure of Legal
          Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                         [  ]

      6.  Citizenship or Place of Organization:                      Ohio

          Number of Shares Beneficially Owned by
          Reporting Person With:

      7.  Sole Voting Power:                                        4,999,345

      8.  Shared Voting Power:                                      9,620,878

      9.  Sole Dispositive Power:                                   4,999,345

     10.  Shared Dispositive Power:                                    None

     11.  Aggregate Amount Beneficially Owned by
          Reporting Person:                                         14,620,223

     12.  Check Box if the Aggregate Amount in
          Row (11) Excludes Certain Shares:                             [  ]

     13.  Percent of Class Represented by Amount
          in Row (11):                                                  39.1%

     14.  Type of Reporting Person:                                      CO

I. Item 3 of the Schedule 13D filed by Cincinnati Bell with the Securities and Exchange Commission on July 29, 1999 (the "Schedule 13D"), "Source and Amount of Funds or Other Consideration", is hereby amended by (a) deleting the number "14,320,223" in paragraph 1 of such item and substituting the number "9,620,878" therefor and (b) deleting paragraph 2 of such item in its entirety and substituting the following paragraphs therefor:

          "Pursuant to the Stock Purchase Agreement dated as of July 20, 1999 (the "Stock Purchase Agreement"), between Cincinnati Bell and GE, (i) on July 27, 1999, Cincinnati Bell purchased 300,000 shares of IXC Common Stock from GE at a total cost of $15,000,000 in cash and (ii) on August 16, 1999, Cincinnati Bell purchased an additional 4,699,345 shares of IXC Common Stock from GE at a total cost of $234,967,250 in cash. These amounts were funded out of proceeds received from the sale by Cincinnati Bell of its convertible subordinated debentures (the "Debentures") to Oak Hill Capital Partners, L.P., and certain related parties (collectively, "Oak Hill") for an aggregate purchase price of $400 million pursuant to the Investment Agreement dated as of July 20, 1999 (the "Investment Agreement"), between Cincinnati Bell and Oak Hill.

          Under the Investment Agreement, the Debentures bear interest at a rate of 6.75% per annum. The Debentures are convertible at the option of Oak Hill at any time after the consummation of the Merger (as defined below) into shares of common stock, par value $.01 per share, of Cincinnati Bell at a price per share of $29.89 per share."

II. Item 4 of the Schedule 13D, "Purpose of Transaction", is hereby amended by (a) deleting the words "wholly owned" in the last sentence of paragraph 1 of such item and (b) deleting paragraph 6 of such item in its entirety.

III. Item 5 of the Schedule 13D, "Interest in Securities of the Issuer", is hereby amended by deleting paragraph 1 of such item in its entirety and substituting the following paragraph therefor:

          "As of August 16, 1999, 9,620,878 shares of IXC Common Stock were subject to the Stockholders Agreements, and, pursuant to the Stock Purchase Agreement, 4,999,345 shares of IXC Common Stock had been purchased by Cincinnati Bell from GE. Such shares represented approximately 39.1% of IXC Common Stock issued and outstanding as of August 16, 1999."

                                (Signature)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 1999

                                             CINCINNATI BELL INC.

                                             By: /s/ Thomas E. Taylor
                                                 ----------------------------
                                                 Thomas E. Taylor
                                                 General Counsel and Secretary